Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

May 3, 2013

Sanofi

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed March 7, 2013

File No. 001-31368

We are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on April 25, 2013 with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

Item 5. Operating and Financial Review and Prospects Results of Operations

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

Net Sales by Product, Pharmaceuticals Segment, page 107

1. Please provide us proposed disclosure to be included in future filings that includes the amount for each factor that contributed to the change in net sales in the Pharmaceuticals segment. For example, please disclose the amount related to the positive impact of consolidating Genzyme and the amount related to the performance of the growth platforms.

…/..

54, rue La Boétie, 75414 Paris Cedex 8, France - Tél. : +33 (0)1.53.77.40.00 - Fax : +33 (0)1.53.77.41.33 - www.sanofi.com

SANOFI - Siège social : 54, rue La Boétie, 75008 Paris, France - S.A. au capital de 2 652 685 918 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N° intracommunautaire : FR 88395030844

Sanofi response:

We propose to revise in future filings the disclosure of section “— Net Sales by Product — Pharmaceuticals segment” so as to include the amount for each factor that contributed to the change in net sales in the Pharmaceuticals segment, as follows:

“Net sales generated by our Pharmaceuticals segment were €28,871 million in 2012, up 3.5% on a reported basis but down 0.4% at constant exchange rates. The year-on-year change (increase of €981 million) reflects the positive effect of exchange rates (€1,082 million) on the one hand, and the following impacts at constant exchange rates on the other hand:

•	the positive impact of consolidating Genzyme from April 2011 (non-consolidated sales of €733 million were generated by Genzyme in the first quarter of 2011);

•	the performance of growth platforms (€1,381 million);

•

the negative effects of generic competition (mainly on sales of Lovenox®, Taxotere® and Eloxatine® in the United States, and of Taxotere®, Plavix® and Aprovel® in Western Europe), totaling €1,345 million;

•	the ending of the co-promotion agreement with Teva on Copaxone® and the divestiture of the Dermik business in 2011 (negative effects of €559 million); and

•	other impacts (negative evolution of €311 million), including the negative impact of austerity measures in the European Union.

On a constant structure basis and at constant exchange rates (which primarily means including the non-consolidated sales of Genzyme for the first quarter of 2011 and excluding sales of Copaxone® and of the Dermik business for the whole of 2011), net sales for the Pharmaceuticals segment fell by 0.6% in 2012.”

2. Regarding the increase in net sales of Lantus, please provide us proposed disclosure to be included in future filings that indicates the amount due to and cause of the increase separately for price and volume, and the expected effect of each cause, if any, on future results of operations.

Sanofi response:

We propose to review in future filings the disclosure related to the net sales of Lantus® as follows:

“Diabetes

Net sales for the Diabetes business amounted to €5,782 million, up 16.7% at constant exchange rates, driven by strong growth for Lantus®.

Lantus® posted a 19.3% increase in net sales at constant exchange rates in 2012 to €4,960 million, driven by very strong growth in the United States (up 22.0% at €3,087 million); in Emerging Markets (up 25.4% at €793 million), especially in China (up 35.9%) and Latin America (up 32.3%); and in Japan (up 22.0%). In Western Europe, growth was a more modest 5.3% at constant exchange rates. Growth reflected both

54, rue La Boétie, 75414 Paris Cedex 8, France - Tél. : +33 (0)1.53.77.40.00 - Fax : +33 (0)1.53.77.41.33 - www.sanofi.com

SANOFI - Siège social : 54, rue La Boétie, 75008 Paris, France - S.A. au capital de 2 652 685 918 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N° intracommunautaire : FR 88395030844 increased volumes and an overall favorable price effect. Volumes increased in all geographic segments including the United States reflecting continued strength in prescription rates, but most of all in the Emerging Markets. We expect the Emerging Markets zone to continue to be a robust contributor to volume growth going forward, reflecting both increased diagnosis of Diabetes and improving access to medicine. The price effect was overall favorable, with strength in the United States and other key markets compensating for pricing pressure in countries such as China.”

Notes to Consolidated Financial Statements

D. Presentation of the Financial Statements

D.4. Goodwill and other intangible assets, page F-46

3. As the intangible asset for products, trademarks and other rights is material, please provide us proposed disclosure to be included in future filings to include the following information by product: their useful lives, cost, accumulated amortization and weighted average amortization period. Please refer to paragraphs 118 and 119 of IAS 38.

4. Please provide us proposed disclosure to be included in future filings to clarify the remaining amortization period for current marketed products. Refer to paragraph 122(b) of IAS 38.

Sanofi response:

We propose to include the following disclosure in future filings:

“ “Products, trademarks and other rights”, as disclosed in Note D.4. (carrying amount of €11.9 billion as of December 31, 2012), are essentially comprised of:

•	rights on Currently Marketed Products: their carrying amount at December 31, 2012 is €11.3 billion and their weighted average amortization period is approximately 11 years ;

•	trademarks: their carrying amount is €0.4 billion at December 31, 2012 and their weighted average amortization period is approximately 12 years.

54, rue La Boétie, 75414 Paris Cedex 8, France - Tél. : +33 (0)1.53.77.40.00 - Fax : +33 (0)1.53.77.41.33 - www.sanofi.com

SANOFI - Siège social : 54, rue La Boétie, 75008 Paris, France - S.A. au capital de 2 652 685 918 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N° intracommunautaire : FR 88395030844

The characteristics of the most significant Currently Marketed Products at December 31, 2012, which represent 90% of the total carrying value of €11.3 billion, are as follows:

	December 31, 2012					December 31, 2011
	Gross Value (€ million)	Accumulated Amortization & Depreciation (€ million)	Carrying Amount (€ million)	Useful Life(1) (years)	Remaining Amortization Period(2) (years)	Carrying Amount (€ million)
Genzyme products	7,934	(1,707)	6,227	10.5	8.8	7,308
Merial Products	3,627	(1,135)	2,492	10.1	7.5	2,919
Chattem products	1,142	(180)	962	22.2	20.0	1,045
Zentiva products	977	(501)	476	9.0	5.8	569

(1)	Weighted averages. The useful lives of these products range from 3 to 25 years.
(2)	Weighted averages.”

Regarding “Rights to marketed Aventis products” that are reported in Note D.4. (carrying amount of €3.9 billion as of December 31, 2012), we propose to disclose the following information as of December 31, 2012 in addition to their gross value, accumulated amortization & depreciation, and carrying amount:

•	their weighted average useful life (8.4 years);

•	their weighted average remaining amortization period (4.2 years).

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

By	/S/ Laurent Gilhodes
Laurent Gilhodes
Vice President, Corporate Accounting

54, rue La Boétie, 75414 Paris Cedex 8, France - Tél. : +33 (0)1.53.77.40.00 - Fax : +33 (0)1.53.77.41.33 - www.sanofi.com

SANOFI - Siège social : 54, rue La Boétie, 75008 Paris, France - S.A. au capital de 2 652 685 918 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N° intracommunautaire : FR 88395030844

Copy :

•	Jérôme Contamine, Executive Vice President Chief Financial Officer

•	John Felitti, Associate Vice President, Corporate Law, Finance & Securities Law

•	Lisa Vanjoske, SEC Assistant Chief Accountant

•	Vanessa Robertson, SEC Staff Accountant

54, rue La Boétie, 75414 Paris Cedex 8, France - Tél. : +33 (0)1.53.77.40.00 - Fax : +33 (0)1.53.77.41.33 - www.sanofi.com

SANOFI - Siège social : 54, rue La Boétie, 75008 Paris, France - S.A. au capital de 2 652 685 918 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N° intracommunautaire : FR 88395030844